Investor Update

Basel, 4 April 200

Roche to acquire BioVeris to expand its leading ECL immunochemistry business into new market segments

Roche to pay US dollars 21.5 per share - total transaction value of ca. 600 million US dollars

Roche and BioVeris Corporation announced today that they have signed a definitive merger agreement under which Roche will acquire 100% ownership in BioVeris for 21.5 US dollars per share in cash or a total of approximately 600 million US dollars. This acquisition will allow Roche Diagnostics to expand its immunochemistry business from the human diagnostics field into new market segments such as life science research, life science development, patient self-testing, veterinary testing, drug discovery, drug development and clinical trials. The market for clinical trials is growing at approximately 10% per annum, and with these new fields an additional market of close to 400 million Swiss francs opens up for Roche. Today, Roche is a leader in immunochemistry, driven by its highly successful Elecsys immunochemistry product line, the fastest growing portfolio of Roche Diagnostics' lab diagnostics business. By acquiring BioVeris, Roche will own the complete patent estate of the electrochemiluminescence (ECL) technology deployed in the Elecsys product line which gives Roche Diagnostics the opportunity to fully exploit the entire immunochemistry market.

Severin Schwan, CEO Division Roche Diagnostics, said: 'ECL is a highly innovative technology. In comparison with other detection technologies ECL offers distinct advantages such as enhanced sensitivity, short incubation times and broad measuring ranges. This acquisition ensures that Roche will be able to provide unrestricted access to all customers and therefore represents a significant growth opportunity for our immunochemistry business.'

Samuel J. Wohlstadter, Chairman and CEO of BioVeris, said: 'We are pleased that this transaction will deliver substantial value to BioVeris shareholders. Given the history between the parties and the scope of Roche's existing diagnostics business, Roche is the natural buyer for BioVeris. We look forward to working with our colleagues at Roche to facilitate a timely close and orderly integration.' The boards of directors of BioVeris and Roche have each unanimously approved the terms of the merger agreement, and the board of directors of BioVeris has recommended that its shareholders approve the transaction. Samuel J. Wohlstadter, Chairman and Chief Executive Officer of BioVeris, has entered into a voting agreement with Roche pursuant to which he has agreed to vote all of his shares, representing approximately 20% of the shares of BioVeris entitled to vote, in favour of the transaction. The transaction is subject to the approval of BioVeris's shareholders, receipt of certain regulatory approvals and other customary closing conditions. Subject to satisfaction of these conditions, it is expected that the transaction will be closed during the third quarter of 2007.

In connection with Roche's acquisition of BioVeris, BioVeris will sell to two newly formed entities established by Samuel J. Wohlstadter certain assets related

to its vaccine research and the development of certain instruments intended for point-of-care use. The sale of these assets to affiliates of Samuel J. Wohlstadter has been approved by a special committee of the independent directors of the board of BioVeris.

Lehman Brothers is serving as financial advisor to BioVeris and also provided a fairness opinion. Houlihan Lokey Howard & Zukin is serving as financial advisor to the Special Committee of independent directors of BioVeris's board and provided a fairness opinion regarding the sale of certain BioVeris assets to Samuel J. Wohlstadter. Skadden, Arps, Slate, Meagher & Flom LLP is serving as BioVeris's legal counsel. Davis Polk & Wardwell and Foley & Lardner LLP are serving as Roche's legal counsel.

About Roche's Immunochemistry business
At 5.7 billion US, Immunochemistry is the largest lab diagnostic segment and growing at more than double clinical chemistry. In 2006, Roche's immunochemistry business grew by 13%, significantly outpacing the market. Up till now Roche's strategy has been to focus on leveraging the value of the Elecsys immunochemistry technology in the human diagnostics market. However an increasing number of Roche's in-vitro diagnostics customers are expanding their business into the area of clinical trials. The market for clinical trials of close to 400 million Swiss francs is growing at approximately 10% per annum, driven by both the increasing number of clinical trials and the larger numbers of patients enrolled in these trials. The acquisition of BioVeris will allow Roche Diagnostics to participate in this growing market segment.

About BioVeris Corporation
BioVeris Corporation is a global health care and biosecurity company developing proprietary technologies in diagnostics and vaccinology. The Company is dedicated to the development and commercialization of innovative products and services for healthcare providers, their patients and their communities. BioVeris is headquartered in Gaithersburg, Maryland (USA). Further information about BioVeris is available at www.bioveris.com.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the global leader in biotechnology, Roche contributes on a broad range of fronts to improving people's health and quality of life by supplying innovative products and services for the early detection, prevention, diagnosis and treatment of diseases. Roche is the world leader in in-vitro diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. It is also engaged in other important therapeutic areas including autoimmune, inflammatory and metabolic disease and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

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Media release

Roche

Basel, 2 April 2007

Roche acquires THP to expand its therapeutic antibody research

Roche today announced that it has acquired Therapeutic Human Polyclonals, Inc. (THP) a privately-owned biotechnology company based in California and Germany. With its focus on innovative antibody research, THP will be a valuable addition to Roche's research organization.

"We are delighted about this acquisition as it builds on our strength in therapeutic antibodies," said Jonathan Knowles, Head of Global Research. "THP and its employees will add cutting-edge capabilities and represent an excellent strategic fit with our own R&D organization. We look forward to welcoming the new members to Roche."

Roche paid 56.5 million US dollars in cash to acquire 100% ownership of THP and plans to fully integrate THP into the Roche Pharma Center of Excellence for Protein Research in Penzberg, Germany.

Modern medical biotechnology uses a wide range of methods to diagnose and treat diseases – from the production of natural products and gene therapy to therapeutic proteins and antibodies. As a company heavily invested in biotechnology and focused on providing added value to patients and healthcare providers, the development of therapeutic proteins and antibodies remains a major emphasis at Roche.

About THP

THP is an emerging biotechnology company focused on research in the field of human antibody technologies. THP has developed a unique transgenic mammalian platform to create human antibodies. The technology will enable the generation of both monoclonal and polyclonal antibody therapeutics with enhanced efficacy.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

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